UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Emergent BioSolutions Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29089Q 10 5

(CUSIP Number)

June 14, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29089Q 10 5 13G/A Page 2 of 6 pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apax Europe IV GP Co. Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,455,361

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER 1,455,361

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,455,361

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.17% (based on 28,172,392 shares of common stock outstanding as of April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q, dated May 10, 2007)

12	TYPE OF REPORTING PERSON* OO

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Item 1(a)	Name of Issuer: Emergent BioSolutions Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 300 Professional Drive Suite 250 Gaithersburg, Maryland 20879
Item 2(a)

Name of Person Filing:
  Apax Europe IV GP Co. Limited, a Guernsey corporation, in its capacity as the General Partner of
  Apax Europe IV, GP L.P., which is the Managing General Partner of the following funds, which own, in the aggregate, 1,455,361 shares of Common Stock of the Issuer:

      Apax Europe IV - A, L.P.

      Apax Europe IV - B, L.P.

      Apax Europe IV - C GmbH & Co. KG

      Apax Europe IV - D, L.P.

      Apax Europe IV - E, L.P.

      Apax Europe IV - F, C.V.

      Apax Europe IV - G, C.V.

Item 2(b)	Address of Principal Business Office or, if None, Residence: Third Floor Royal Bank Place 1 Glategny Esplanade St Peter Port Guernsey, Channel Islands GY1 6JL
Item 2(c)	Citizenship/Place of Organization: Guernsey, Channel Islands
Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value

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Item 2(e)	CUSIP Number: 29089Q 10 5

Item 3	Not applicable.

Item 4	Ownership
(a) Amount Beneficially Owned: 1,455,361 shares
(b) Percent of Class: 5.17%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 1,455,361 shares
(ii) shared power to vote or to direct the vote: Not applicable.
(iii) sole power to dispose or to direct the disposition of: 1,455,361 shares
(iv) shared power to dispose or to direct the disposition of: Not applicable.

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

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Item 9	Notice of Dissolution of Group.

The Reporting Person and investment funds affiliated with Advent Private Equity Funds, J.P. Morgan Partners LLC and The Merlin Biosciences Fund were members of a voting agreement (the “Voting Agreement”), whereby the parties had agreed to vote all shares of Emergent BioSolutions Inc.’s common stock owned by the parties in the same manner and to the same extent as BioPharm, L.L.C.

On June 14, 2007, Emergent BioSolutions Inc. held its first annual meeting of stockholders.  Under the terms of the Voting Agreement, the Voting Agreement automatically terminated upon the conclusion of the first annual meeting of stockholders.  Due to the termination of the Voting Agreement on June 14, 2007, the Reporting Person and the other parties to the Voting Agreement are no longer deemed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

All further transactions with respect to such shares of the Issuer will be filed, if required, by the former members of the group in their individual capacities.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 28, 2007

APAX EUROPE IV GP CO. LIMITED

By:	/s/ Denise J. Fallaize
Name: Denise J. Fallaize
Title: Director

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